Hydrogen Motors, Inc.
3600 Twilight Court
Oakton, VA 22124

September 25, 2009

United States Securities
And Exchange Commission
Re:	Hydrogen Motors, Inc.
Form 8-K Filed August 5, 2009
Form 8-K Filed August 6, 2009
File No. 333-154866

Ladies and Gentlemen:

  We revised the Form 8-K to include the following:

  On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore and Associates, Chartered because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at http: http://www.pcaobus.org/Enforcement/Disciplinary Proceedings/2009/0827 Moore.pdf

  As Moore is no longer registered with the PCAOB, we may not include Moore's audit reports or consents in our filing on Form S-1/A with the Securities and Exchange Commission. Thus, you cannot rely upon the audit reports issued for the period from inception on November 11, 2007 through August 31, 2008.

  We will be re-auditing the period from inception on November 11, 2007 through August 31, 2008 in conjunction with our filing on Form S-1/A.

Yours truly,

Hydrogen Motors, Inc.

/s/ Dmitry Shvenderman
________________
Dmitry Shvenderman
CEO